22 March 2007

RECEIVED

2007 APR -3 A 9:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
**United States of America**

07022082

Dear Sir

Nedcor

**~~Nedbank Group~~ Limited**
**Issuer No. 82-3893**
**Information Submitted Pursuant to Rule 12g3-2(b)**
**SUPPLEMENTAL INFORMATION**

SUPPL

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group – further issue of Nedbank Tier II bond.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

**Jackie Katzin**
**Assistant Group Secretary**

PROCESSED

APR 0 9 2007

THOMSON FINANCIAL

cc *Jonathan K Bender, Esq*

NEDBANK GROUP

dw 4/3

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

Nedbank Group - Further Issue of Nedbank Tier II Bond

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
NSX share code: NBK
ISIN: ZAE000004875
("Nedbank Group")

**FURTHER ISSUE OF TIER II BOND**

Nedbank Limited ("Nedbank"), a wholly-owned subsidiary of Nedbank Group, has privately placed an additional R700 million of the NED8 Bond Exchange of South Africa ("BESA") listed subordinated unsecured bond, resulting in a total issue of R1,7 billion. The bond qualifies as regulatory Tier II capital and was issued to finance a portion of the redemption of the NED2 R4,0 billion BESA listed issue. Nedbank intends to call the NED2 issue on the scheduled call date of 9 July 2007, subject to prior written approval by the Registrar of Banks. The issue is part of the bank's long-term capital management programme, which seeks to achieve an optimal and prudent capital structure.

Sandton
20 March 2007

Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital

22 March 2007

RECEIVED

2007 APR -3 A 9:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
**United States of America**

Dear Sir

**Nedbank Group Limited**
**Issuer No. 82-3893**
**Information Submitted Pursuant to Rule 12g3-2(b)**
**SUPPLEMENTAL INFORMATION**

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group Limited – capitalisation award with a cash dividend.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

**Jackie Katzin**
**Assistant Group Secretary**

*cc* ***Jonathan K Bender, Esq***

NEDBANK GROUP

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

Nedbank Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share Code JSE: NED Share Code NSX: NBK
ISIN Code: ZAE 000004875
('Nedbank Group' or 'the Company')

## CAPITALISATION AWARD WITH A CASH DIVIDEND TO BE PAID TO SHAREHOLDERS NOT ELECTING TO RECEIVE CAPITALISATION AWARD SHARES

Further to the announcement of the Company's annual results for the year ended 31 December 2006 published on the Securities Exchange News Service ('SENS') on 22 February 2007, notice is hereby given that an award of new fully paid ordinary shares ('the new shares') will be distributed to shareholders recorded in the register of the Company at the close of business on Thursday, 5 April 2007 ('the record date'). In terms of the announcement, shareholders will be entitled, in respect of all or part of their shareholding, to elect to participate in the capitalisation award failing which they will receive the cash dividend alternative (284 cents per ordinary share that will be paid to those shareholders **not** electing to participate in the capitalisation award). The last day to trade to participate in the capitalisation award or the cash dividend alternative will be Thursday, 29 March 2007.

The number of shares to which shareholders wishing to participate in the capitalisation award will become entitled will be determined in the ratio that 284 cents per ordinary share bears to R135.10, being the 30-day volume-weighted average traded price of Nedbank Group ordinary shares on the JSE Limited ('JSE') as at the close of business on Tuesday, 20 March 2007 ('VWAP'), the formula being:

*Capitalisation share entitlement = [number of shares held on the record date x 284 cents] / [VWAP of R135.10]*

This equates to 2.10215 new Nedbank Group ordinary shares for every 100 Nedbank Group ordinary shares held. Shareholders wishing to participate in the capitalisation award in respect of all or part of their shareholding must elect to do so. Subject to the approval of the JSE, a listing of the maximum number of new shares to be issued pursuant to the capitalisation award will commence on Friday, 30 March 2007. The new shares will trade '*ex*' the entitlement with effect from the commencement of business on Friday, 30 March 2007. Shares may not be dematerialised or rematerialised between Friday, 30 March 2007 and Thursday, 5 April 2007, both days inclusive. A circular (including a form of election) dealing with the capitalisation award was posted to shareholders on Wednesday, 14 March 2007.

Forms of election in respect of shareholders who have not yet dematerialised their shares ('certificated shareholders') and who wish to elect to participate in

the capitalisation award must be received by the transfer secretaries in South Africa, Computershare Investor Services 2004 (Proprietary) Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61763, Marshalltown, 2107) or the transfer secretaries in Namibia, Transfer Secretaries (Proprietary) Limited, Shop 8, Kaiserkrone Centre, Post Street Mall, Windhoek, Namibia (PO Box 2401, Windhoek, Namibia) by no later than 12h00 on Thursday, 5 April 2007.

Shareholders who have dematerialised their shares are required to notify their duly appointed Central Securities Depository Participant ('CSDP') or broker of their election in the manner and time stipulated in the custody agreement governing the relationship between the shareholder and their CSDP or broker. In respect of dematerialised shareholders, safe custody accounts with the CSDP or broker will be updated with the entitlement in respect of the new ordinary shares and /or payments will be credited to their CSDP or broker accounts on Tuesday, 10 April 2007.

Certificated shares and cheques will be posted by registered post and ordinary post respectively to certificated shareholders at their risk on or about Tuesday, 10 April 2007. A further announcement will be published on SENS and in the press on or about Tuesday, 10 April 2007, detailing the results of the capitalisation award and the cash dividend alternative.

Johannesburg
22 March 2007

Investment bank, corporate adviser and sponsor
Nedbank Capital

Independent lead sponsor
Merrill Lynch

Sponsoring broker in Namibia
Old Mutual

END